May 7, 2018

Mr. David Spacht, CFO
Artesian Wastewater Management, Inc.
664 Churchman's Road
Newark, DE 19702

Dear Mr. Spacht:

The purpose of this letter is to confirm the agreement between CoBANK, ACB ("CoBank") and Artesian Wastewater Management, Inc. (the "Company") regarding the forward setting of a fixed rate for funds in the amount described below. The terms of our agreement are as follows:
1.	Amount to be fixed: $12,000,000 ("Fixed Amount")
2.	Fixed Rate: 5.12% per annum ("Fixed Rate")
3.	Date fixed rate locks: May 7, 2018
4.	Last date the Fixed Rate is available to the Company: December 28, 2018 ("Settlement Date")
5.	Date Fixed Rate matures: December 30, 2038
6.	Fixed amount amortizes: Yes
a.	Amortization maturity date: December 30, 2038
b.	Fixed amount amortizes as follows: quarterly beginning March 30, 2019 with payments due on the 30th day of each June, September, December and March based on a mortgage style amortization.
7.	Interest is payable quarterly on the 30th day of each March, June, September and December with the final payment of interest and principal on December 30, 2038.
8.
Broken Funding Charge: The Company agrees to pay to CoBank, on demand, a broken funding charge (the "Broken Funding Charge") in the amount specified below if the Company does not, for any reason whatsoever (including, without limitation, the Company's failure to satisfy applicable conditions precedent or the underlying loan commitment having been suspended or canceled), borrow (or otherwise enter into a separate agreement to fix) the entire Fixed Amount on or before the Settlement Date.  The Broken Funding Charge shall be in an amount (calculated in accordance with methodology established by CoBank) equal to the present value of the sum of: (a) all losses and expenses incurred by CoBank in retiring, liquidating, or reallocating any debt, obligation, or cost incurred or allocated by CoBank to fund or hedge the Fixed Rate.

Please acknowledge our agreement by signing in the space provided below and by returning this confirmation to CoBank prior to 2:00 p.m. Mountain Time on the date the Fixed Rate is to lock.  The individual signing below represents and warrants that he/she is a duly authorized officer of the Company.
       AGREED AND ACCEPTED as of the date of this letter:

CoBANK, ACB Artesian Wastewater Management, Inc.
By:   /s/Bryan Ervin                                                                                              By:   /s/David B. Spacht
Name: Bryan Ervin Name: David B. Spacht
Title: Vice President                                                                                             Title: Chief Financial Officer/Treasurer